Exhibit 99.1

Dear Shareholders,

I am pleased to inform you that the Annual General Meeting of Shareholders of Globant S.A. (the “Company”) will be held on April 30, 2025, at 16.00 Luxembourg Time, at the registered office of the Company (37A, Avenue J.F. Kennedy, L-1855, Luxembourg).

Because the Company is a Luxembourg company, its affairs are governed by the provisions of the laws of Luxembourg (the “Luxembourg Laws”). Under the provisions of the Luxembourg Laws, the Company’s accounts for the financial year ended December 31, 2024 must be submitted to shareholders on a consolidated basis under international financial reporting standards as endorsed by the European Union (“EU IFRS”) and on an unconsolidated basis in accordance with the generally accepted accounting principles of Luxembourg (“Lux GAAP”). Further, because the Company’s common shares are listed and admitted to trading in the New York Stock Exchange, the accounts for the financial year ended December 31, 2024 have also been prepared on a consolidated basis in accordance with international financial reporting standards (“IFRS”).

Enclosed with this mailing are the convening notice to the Annual General Meeting of Shareholders and a proxy card relating thereto. If you hold your shares directly in your name in the shareholders’ register kept by the Company’s transfer agent, please promptly sign, date and return the enclosed proxy card so that your shares can be voted at the Annual General Meeting of Shareholders. If you hold your shares through a brokerage account, please promptly submit your votes as instructed by your broker.

I recommend you vote as suggested by respectively the Board of Directors, the Corporate Governance and Nominating Committee, the Audit Committee and the Compensation Committee of the Company. All voting recommendations made by the Board of Directors and/or the Committees are set forth in the enclosed convening notice under each item of the agenda.

Sincerely,

/s/ Martin Migoya
Martin Migoya
Chairman of the Board of Directors

March 28, 2025

GLOBANT S.A.

société anonyme

37A, Avenue J.F. Kennedy,

L-1855, Luxembourg

R.C.S. Luxembourg B 173727

(“Globant” or the “Company”)

CONVENING NOTICE TO THE
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 30, 2025 AT THE REGISTERED OFFICE OF THE COMPANY.

Dear Shareholders,

The Board of Directors of the Company (the “Board of Directors”) is pleased to invite you to attend the Annual General Meeting of Shareholders of the Company to be held on April 30, 2025, at 16.00 Luxembourg time, at the registered office of the Company (37A, Avenue J.F. Kennedy, L-1855, Luxembourg).

The agenda of the meeting is the following:

AGENDA OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS,

PROPOSED RESOLUTIONS AND RECOMMENDATIONS.

1. Presentation of the reports of the independent auditor and of the reports of the Board of Directors of the Company on the consolidated accounts for the financial year ended on December 31, 2024 and on the annual accounts of the Company for the financial year ended on December 31, 2024.

No vote is required on this item of the agenda.

2. Approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the financial year ended December 31, 2024.

Draft resolution (Resolution I)

“The general meeting, after having reviewed the management report of the Board of Directors and the report of the independent auditor of the Company, approves the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the financial year ended on December 31, 2024.”

Recommendation:

The Board of Directors recommends a vote FOR the approval of the Company’s consolidated accounts under EU IFRS and IFRS as of December 31, 2024, after due consideration of the management report and the independent auditor report on each of such consolidated accounts.

3. Approval of the Company’s annual accounts under LUX GAAP as of and for the financial year ended December 31, 2024.

Draft resolution (Resolution II)

“The general meeting, after having reviewed the management report of the Board of Directors and the report of the independent auditor of the Company, approves the annual accounts of the Company under Lux GAAP for the financial year ended on December 31, 2024.”

Recommendation:

The Board of Directors recommends a vote FOR the approval of the Company’s annual accounts under Lux GAAP as of December 31, 2024, after due consideration of the management report and the report from the independent auditor on such annual accounts.

4. Allocation of results for the financial year ended December 31, 2024.

Draft resolution (Resolution III)

“The general meeting acknowledges that the Company has made a loss of USD 5,533,265.31 during the financial year ended on December 31, 2024 and resolves to carry forward this loss of USD 5,533,265.31 to the following financial year”.

Recommendation:

The Board of Directors notes that, at a consolidated level, the Company has made a gain of USD 169,003,743 during the financial year ended on December 31, 2024, and at an individual (stand-alone) level, the Company has made a loss of USD 5,533,265.31 during such same period. The Board of Directors further notes that this loss at an individual (stand-alone) level is primarily attributed to the recognition of an estimated current tax expense connected to the new OECD Pillar Two model rules on global minimum tax, amounting to USD 6,624,867.58.

The Board of Directors also notes that Luxembourg Laws require that Luxembourg companies allocate a minimum of 5% of the annual net income to the legal reserve, after deduction of any losses brought forward, until this reserve equals 10% of the share capital. As the Company has, at an individual (stand-alone) level, cumulated net losses brought from the 2023 fiscal year, there is no allocation of gains made during the 2024 fiscal year to the legal reserve. As of the fiscal year ended December 31, 2024, the legal reserve of the Company amounted to USD 937,315.75.

The Board of Directors recommends a vote FOR the allocation of the result from the 2024 fiscal year at an individual (stand-alone) level, as set forth below:

Result of the financial year	USD	(5,533,265.31)
Allocation to the legal reserve	/	/
Distribution of dividends	/	/
Result to be carried forward to the following year	USD	(5,533,265.31)

5. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2024.

Draft resolution (Resolution IV)

“The general meeting grants full and total discharge to the members of the Board of Directors for the exercise of their mandates during the financial year ended on December 31, 2024.”

Recommendation:

In accordance with applicable Luxembourg Laws and regulations, the Corporate Governance and Nominating Committee recommends that, upon approval of the Company’s annual accounts as of December 31, 2024, all directors who were members of the Board of Directors during the financial year ended on December 31, 2024, be discharged from any liability in connection with the management of the Company’s affairs during such year.

The Corporate Governance and Nominating Committee recommends a vote FOR the discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended on December 31, 2024.

6. Approval of the cash and share-based compensation payable to the non-executive members of the Board of Directors for the financial year ending on December 31, 2025.

Draft resolutions (Resolution V)

“The general meeting approves the following mix of cash and share-based compensation payable to each of the non-executive members of the Board of Directors for the financial year 2025:

Cash Compensation	Share-based Compensation (Value at grant date)	Total Annual Compensation (Cash + Share-based)
USD 100,000	USD 150,000	USD 250,000

The share-based compensation shall be granted in the form of restricted stock units under the terms of the Company’s 2024 Equity Incentive Plan. Both the cash and share-based compensation shall be paid in quarterly installments, with share-based compensation vesting on the first anniversary of the grant date. The vesting of granted awards shall not be subject to continued service on the Company's Board of Directors and shall not be tied to performance requirements.

The general meeting further approves the grant to Mrs. Linda Rottenberg of an additional share-based compensation for her role as lead independent director during the fiscal year ending on December 31, 2025, in the form of an extra number of restricted stock units under the terms of the Company´s 2024 Equity Incentive Plan, with a value at grant date of USD 150,000, to be granted in quarterly installments, and vesting on the first anniversary of the grant date. The vesting of granted awards will be subject to the continuous service of the lead independent director through the vesting date.”

Recommendation

In accordance with the charter of the Compensation Committee adopted by the Board of Directors, the Compensation Committee is tasked with, among other functions, setting compensation for the directors of the Company.

After careful review and consideration, the Compensation Committee deems it advisable and proposes to maintain the same mix of cash and share-based compensation paid to the Company’s non-executive directors for the 2024 financial year, and therefore pay the following mix of cash and share-based compensation to the non-executive directors of the Company with respect to their duties and responsibilities as directors of the Company for the 2025 financial year which will end on December 31, 2025:

Cash Compensation	Share-based Compensation (Value at grant date)	Total Annual Compensation (Cash + Share-based)
USD 100,000	USD 150,000	USD 250,000

The share-based compensation shall be granted in the form of restricted stock units under the terms of the Company’s 2024 Equity Incentive Plan. Both the cash and share-based compensation shall be paid in quarterly installments, with share-based compensation vesting on the first anniversary of the grant date. The vesting of granted awards shall not be subject to continued service on the Company's Board of Directors and shall not be tied to performance requirements.

In the event a non-executive director steps down from the Board of Directors at any time before the next annual general meeting, any quarterly payments and/or grants due after his or her departure shall be forfeited and the Company shall be entitled to offer them to a replacement non-executive director.

The Compensation Committee reviews the non-executive board members’ level of compensation by taking into account the non-executive compensation practices of the industry and other peer companies, among other factors. The Compensation Committee believes that the mix of cash and share-based compensation proposed is reasonable and within the range of compensation arrangements of non-executive board members of other public technology companies, and, therefore, the recommendation of the Compensation Committee is to approve such mix for the fiscal year ending on December 31, 2025.

After careful review and consideration, the Compensation Committee also deems it advisable and proposes to maintain the same additional share-based compensation paid to Mrs. Rottenberg, for her role as lead independent director for the financial year 2024, for her role as lead independent director for the financial year 2025, in the form of an extra number of restricted stock units under the terms of the Company’s 2024 Equity Incentive Plan, with a value at grant date of USD 150,000, to be granted in quarterly installments, and vesting on the first anniversary of the grant date. The vesting of these awards will be subject to the continuous service of Mrs. Rottenberg in her role as lead independent director through the vesting date.

The Compensation Committee believes that the proposed additional compensation is reasonable considering the significant responsibilities and duties undertaken by the lead independent director (including consulting and agreeing with the chairman on the frequency and schedule of Board of Directors and Board of Directors committees meetings; coordinating and presiding over all meetings of the Board of Directors at which the Chairman is not present and over all meetings and executive sessions of independent directors; and serving as the principal liaison between the independent directors and the Chairman/Chief Executive Officer, and the senior management), and the level of commitment expected from such role. The Compensation Committee also believes that such additional compensation is necessary to attract, motivate, and retain qualified individuals to serve in the role of lead independent director of a company such as Globant. Further, the total compensation of Mrs. Rottenberg reflects her leadership role among the non-executive directors, and the Compensation Committee believes that it is consistent with the average total compensation of the top paid non-executive directors of other public technology companies.

With respect to the share-based compensation, the Compensation Committee has also considered that U.S. companies commonly issue share-based compensation to non-executive directors, and the Company, which is listed on the New York Stock Exchange, has adopted this approach to better reflect U.S. market practice.

Further, the Compensation Committee believes that payment of a portion of the compensation to the Company’s non-executive directors in the form of restricted stock units not only serves as a recruiting and incentive instrument, but also acts to strengthen the alignment of the interests of the non-executive directors and the interests of the Company’s shareholders, by motivating participants to focus on shareholder value and returns.

The Compensation Committee notes that the proposed cash and share-based compensation covers the full amount of cash and share-based compensation to be paid to non-executive directors (including for their service on any of the Board of Directors’ committees) and to the lead independent director for the period commencing after the approval thereof by the shareholders at the annual general meeting of shareholders, and up to the date of the annual general meeting of shareholders to be held in 2026 to resolve on the approval of the annual accounts of the Company for the financial year ending on December 31, 2025.

The Compensation Committee also notes that the average total compensation proposed for Globant’s non-executive directors, including the additional compensation proposed for Mrs. Rottenberg, remains the same as the amounts paid to the Company’s non-executive directors and the lead independent director for the 2024 financial year, and below the average total compensation of non-executive directors of other peer companies.

None of the Company’s executive officers, who are also members of the Board of Directors, shall receive cash or share-based compensation for their service as a member of the Board of Directors and, under Luxembourg Laws, executive compensation not related to directors’ duties is not subject to shareholder approval. As a consequence, shareholder approval is not being sought in that respect.

After careful review and consideration, the Compensation Committee recommends a vote FOR the proposed cash and share-based compensation to the non-executive members of the Board of Directors and the lead independent director for the financial year ending on December 31, 2025.

7. Appointment of PricewaterhouseCoopers, Société coopérative, as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2025.

Draft resolution (Resolution VI)

“The general meeting renews the mandate of PricewaterhouseCoopers, Société coopérative, as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2025, and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2026.”

Recommendation

In accordance with the charter of the Audit Committee adopted by the Board of Directors the purpose of the Audit Committee is, among other tasks, to assist with the Board of Directors’ oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements. The Audit Committee is responsible for recommendations to the general meeting of shareholders of the Company regarding the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors to be retained to audit the annual financial statements of the Company and review the quarterly financial statements of the Company.

During the fiscal year ending on December 31, 2024, PricewaterhouseCoopers, Société cooperative did not receive fees for non-audit services.

The Audit Committee recommends a vote FOR the re-appointment of PricewaterhouseCoopers, Société coopérative, as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2025 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2026.

8. Appointment of Price Waterhouse & Co. S.R.L. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2025.

Draft resolution (Resolution VII)

“The general meeting appoints Price Waterhouse & Co. S.R.L., as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2025 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2026.”

Recommendation

In accordance with the charter of the Audit Committee adopted by the Board of Directors the purpose of the Audit Committee is, among other tasks, to assist with the Board of Directors’ oversight of the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements. The Audit Committee is responsible for recommendations to the general meeting of shareholders of the Company regarding the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors to be retained to audit the annual financial statements of the Company and review the quarterly financial statements of the Company.

During the fiscal year ending on December 31, 2024, PricewaterhouseCoopers, Société cooperative did not receive fees for non-audit services.

The Audit Committee of the Company recommends a vote FOR the re-appointment of Price Waterhouse & Co. S.R.L. as independent auditor for the IFRS consolidated accounts of the Company for the financial year ending on December 31, 2025 and for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2026.

9. Re-appointment of Mrs. María Pinelli as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2028.

Draft resolution (Resolution VIII)

“The general meeting re-appoints Mrs. María Pinelli as member of the Board of Directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2028.”

Recommendation

The directors are appointed by the general meeting of shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, (a) identifying and evaluating individuals believed to be qualified as candidates to serve on the Board of Directors and selecting, or recommending that the Board of Directors select such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, (b) reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board of Directors should stand for re-election, (c) conducting all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates, (d) evaluating candidates for nomination to the Board of Directors, including those recommended by shareholders, and (e) reviewing and making recommendations, as it deems appropriate, regarding the composition and size of the Board of Directors in order to ensure that the Board of Directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds.

The Corporate Governance and Nominating Committee believes that Mrs. Maria Pinelli is qualified to serve on our Board of Directors due to her previous leadership roles, international business experience, financial acumen and extensive experience in advising growth companies. In particular, the Corporate Governance and Nominating Committee notes that Mrs. Pinelli not only possesses a robust financial and business background but also considerable experience in strategic initiatives and innovation projects involving large multinational companies at a global level. Further, the Corporate Governance and Nominating Committee believes that Mrs. Pinelli’s background and experience will be of exceptional value to the Board of Directors in its plan to continue leading the Company with sustained growth and innovation.

María Pinelli

Mrs. Pinelli has served as a member of our board of directors since April 2021 and our audit committee since August 2021, and as a chair of the audit committee since June 7, 2024. She is a global C-suite executive and CEO of Strategic Growth Advisors, LLC. She currently serves as a member of the Board of Directors, Chair of the Audit Committee for International Game Technology, PLC., and as a member of the Board of Directors, Chair of the Audit Committee, and member of the Compensation Committee for Archer Aviation, Inc. From 2020 to 2022, Ms. Pinelli previously served as a board director and Chair of the Audit Committee for Clarim Acquisition Corporation. Previously, Ms. Pinelli served as Global Vice Chair of Ernst & Young LLP (“EY”) from 2011 to 2017 and led EY’s Global Strategic Growth Business unit with a focus on serving private and public companies poised for exponential growth and supporting entrepreneurs. Ms. Pinelli led EY’s efforts across all business sectors overseeing the Americas, Europe, Middle East, India, Africa, Asia Pacific and Japan, regions covering over 150 countries. During the same period, she also served as EY’s Global IPO Leader, helping clients prepare for the public markets including IPO readiness, SOX compliance and how to manage stakeholder expectations. Prior to leading the global business of EY, Ms. Pinelli was EY’s Director of Strategic Growth Markets for the Americas from 2006 to 2011. In this role, Ms. Pinelli led a team of over 5,000 professionals serving high growth private, pre-IPO companies, and public and private equity backed businesses. Following her role as Global Vice Chair, from 2018 to 2020, Ms. Pinelli led EY’s Consumer Products and Retail sector. Ms. Pinelli is a qualified public accountant in Canada and the United Kingdom and was a lead client service partner serving significant clients in the technology, consumer and retail sectors. She successfully led more than 20 initial public offerings in four different countries and more than 25 merger and acquisition transactions worldwide and testified before the U.S. House Financial Services Committee on the state of the capital markets. Her experience includes strategic transactions and due diligence advice, Sarbanes-Oxley implementation and stakeholder management. Ms. Pinelli received her Bachelor of Commerce from McMaster University and completed executive programs at Harvard Business School and the Kellogg School of Management. Ms. Pinelli has also participated as a speaker at the Most Powerful Women Summit, World Economic Forum and G20 summits, and has been featured in the Wall Street Journal, Bloomberg, CNBC and Squawk Box. In addition, she was admitted to the G50, Committee 200 and recognized as one of the Square Mile’s most inspiring Power 100 Women. Ms. Pinelli has also served as Chair of the Network for Teaching Entrepreneurship and a member of the World Economic Forum Global Growth Company Advisory Committee.

After careful review of the merits of Mrs. Pinelli, the Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Mrs. Pinelli as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2028.

10. Re-appointment of Ms. Andrea Mayumi Petroni Merhy as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2028.

Draft resolution (Resolution IX)

“The general meeting appoints Ms. Andrea Mayumi Petroni Merhy as member of the Board of Directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2028.”

Recommendation

The directors are appointed by the general meeting of shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, (a) identifying and evaluating individuals believed to be qualified as candidates to serve on the Board of Directors and selecting, or recommending that the Board of Directors select such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, (b) reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board of Directors should stand for re-election, (c) conducting all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates, (d) evaluating candidates for nomination to the Board of Directors, including those recommended by shareholders and (e) reviewing and making recommendations, as it deems appropriate, regarding the composition and size of the Board of Directors in order to ensure that the Board of Directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds.

The Corporate Governance and Nominating Committee believes that Ms. Petroni Merhy is qualified to serve on our Board of Directors due to her extensive business experience, risk management expertise and financial understanding. The Corporate Governance and Nominating Committee believes Ms. Petroni Merhy brings outstanding value to the Board of Directors due to her extensive experience serving in strategic roles at JPMorgan Chase.

Andrea Mayumi Petroni Merhy

Ms. Petroni Merhy has served as a member of our board of directors since April 22, 2022 and as member of our Corporate Governance and Nominating committee since May 7, 2022 and as chair of such Corporate Governance and Nominating Committee since June 7, 2024. She is a Managing Director, Head of Business Advisory & Execution and member of the Management Committee for the Investment and Corporate Banking in Asia Pacific at JPMorgan Chase. Prior to that, Ms. Petroni Merhy held a number of leadership roles within JPMorgan Chase including Head of Finance & Business Management for the Investment and Corporate Banking and Wholesale Payments in Asia Pacific, Senior Business Manager for China, Head of Human Resources for Latin America and Head of Finance & Strategy for the Investment Banking in Latin America. From 2015 to 2021, Ms. Petroni Merhy also served as a Board Member of the JPMorgan Chase Bank (China) Company Limited, joining the Nominating and Related Party Transactions committees. Earlier in her career, Ms. Petroni Merhy was an investment banker advising clients on mergers & acquisitions, capital raising and strategic alternatives across all industries in Latin America. Ms. Petroni Merhy holds a bachelor’s degree in Business Administration from

Escola de Administração de Empresas Fundação Getúlio Vargas in Brazil.

After careful review of the merits of Ms. Petroni Merhy, the Corporate Governance and Nominating Committee recommends a vote FOR the appointment of Ms. Petroni Merhy as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2028.

11. Re-appointment of Mr. Francisco Álvarez-Demalde as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2028.

Draft resolution (Resolution X)

“The general meeting appoints Mr. Francisco Álvarez-Demalde as member of the Board of Directors of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2028.”

Recommendation

The directors are appointed by the general meeting of shareholders for a period of up to four (4) years; provided, however, that directors shall be elected on a staggered basis, with one third (1/3) of the directors being elected each year and; provided further, that such term may be exceeded by a period up to the annual general meeting held following the fourth anniversary of the appointment. The directors shall be eligible for re-election indefinitely.

In accordance with the charter of the Corporate Governance and Nominating Committee adopted by the Board of Directors, the Corporate Governance and Nominating Committee is tasked with, among other functions, (a) identifying and evaluating individuals believed to be qualified as candidates to serve on the Board of Directors and selecting, or recommending that the Board of Directors select such candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting, (b) reviewing and making recommendations to the full Board of Directors, or determining whether members of the Board of Directors should stand for re-election, (c) conducting all necessary and appropriate inquiries into the backgrounds and qualifications of possible candidates, (d) evaluating candidates for nomination to the Board of Directors, including those recommended by shareholders and (e) reviewing and making recommendations, as it deems appropriate, regarding the composition and size of the Board of Directors in order to ensure that the Board of Directors has the requisite expertise and its membership consists of persons with sufficiently diverse and independent backgrounds.

The Corporate Governance and Nominating Committee believes that Mr. Álvarez-Demalde is qualified to serve on our Board due to his considerable business experience in the technology industry as well as his large business and corporate experience serving as a director of other companies, including companies within the technology industry.

The Corporate Governance and Nominating Committee also considers that Mr. Álvarez-Demalde’s extensive business experience makes him a key contributor to the Board of Directors, and allows him to bring value-added contributions and guidance to the operation of the Board of Directors.

Francisco Álvarez-Demalde

Francisco Alvarez-Demalde has been a member of our board of directors since 2007. He is a Co-Founder and Managing Partner of Riverwood Capital, one of the leading investment firms solely dedicated to technology growth and scalability, and the largest investor in Globant. Prior to establishing Riverwood, Mr. Alvarez-Demalde was an investment executive at Kohlberg Kravis Roberts & Co. (KKR), where he focused on leveraged buyouts in the technology industry and other sectors. He also previously held roles with Goldman Sachs & Co, and other companies. Mr. Alvarez-Demalde has invested and been actively involved in the development, operations, and growth of several successful businesses across North America, Latin America and other geographies. Mr. Alvarez-Demalde earned a Licentiate (Honors) in Economics from Universidad de San Andres, Argentina (including an exchange program at the Wharton School). He has led investments in or is a current or former Director or Advisor of several technology companies, including 99, Alog Data Centers do Brasil, BigID, Billtrust (Nasdaq: BTRS), Cloudblue, Dock, Globant (NYSE: GLOB), GOintegro, Greenhouse, Industrious, Insider, LAVCA, Mandic, MotionPoint, Navent, Nubox, Pixeon, RD Station, SecurityScorecard, Shiphero, Technisys, among others. Mr. Alvarez-Demalde is also a Global Ambassador with Endeavor, a director of illumyn Impact, Founder of LTF and Digitar, and interested in nonprofit initiatives related to education.

After careful review of the merits of Mr. Francisco Álvarez-Demalde, the Corporate Governance and Nominating Committee recommends a vote FOR the re-appointment of Mr. Álvarez Demalde as a director of the Company for a term to expire on the date of the annual general meeting of shareholders of the Company to be held in 2028.

Board of Directors overview

The Corporate Governance and Nominating Committee believes that having directors with complementary skills, experience and expertise is important to meeting its oversight responsibilities.

Our Corporate Governance and Nominating Committee adopted the Board of Directors Skill and Experience Matrix as an additional tool to improve the evaluation process of new Board of Directors nominees. The table below summarizes the most relevant key qualifications, skills and attributes of the members of the Board of Directors, including those whose mandate will continue after the Annual General Meeting of Shareholders of the Company:

Globant

RELEVANT SKILLS AND EXPERIENCE

	Age	Independent	Tenure in years	Geographic coverage	Leadership	Public Company Board	Global	Digital / Tech-nology	Data & Cyber Security	Financial Expertise	Sales & Marketing	M&A	People Mana-gement	ESG	2024 Board Meetings Attendance Ratio
Martín Migoya	50-60	NO	>10	Latam	✓		✓	✓	✓	✓	✓	✓	✓	✓	100%
Martín Gonzalo Umarán	50-60	NO	>10	EU	✓		✓	✓		✓	✓	✓	✓		100%
Guibert Andrés Englebienne	50-60	NO	>10	Latam	✓		✓	✓	✓		✓	✓	✓	✓	100%
Linda Rottenberg	50-60	YES	6 to 9	USA&Canada	✓	✓	✓			✓			✓	✓	100%
Andrew McLaughlin	50-60	YES	<3	USA&Canada	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	100%
Alejandro Nicolás Aguzin	50-60	YES	<3	Asia Pacific	✓	✓	✓	✓		✓	✓	✓	✓	✓	100%
Francisco Álvarez-Demalde**	<50	YES	>10	USA&Canada	✓	✓	✓	✓		✓	✓	✓	✓	✓	100%
Maria Pinelli* **	>60	YES	3 to 6	USA&Canada	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	100%
Andrea Petroni**	<50	YES	3 to 6	Asia Pacific	✓	✓	✓			✓	✓	✓	✓	✓	100%

Last review: 03/11/25

* Qualifies as an "audit committee financial expert" under applicable Securities and Exchange Commission rules.

** Proposed for re-appointment at the 2025 Annual General Meeting.

SKILLS AND EXPERIENCE

Leadership	Has experience and expertise in identifying and developing opportunities for long-term value creation, including experience in driving innovation, opening markets, improving operations, identifying risks, and executing successfully.
Public Company Board	Has served, or is currently serving, on a public company board as an independent or executive director. Does not include service on our Board.
Global	Has an oversight of global operations.
Digital / Technology	Has critical experience and expertise in technology-related business or technology functions, including application of data, digital and/or artificial intelligence innovations, resulting in knowledge of how to anticipate technological trends, understand and manage technology related risks, generate disruptive innovation, and extend or create new business models.
Data & Cyber Security	Has relevant background in IT engaged on the cybersecurity strategy process. Relevant experience could be past experience in implementation of IT, information security or cybersecurity or operational responsibility for IT as a senior executive of a company.
Financial Expertise	Has managed or oversaw the finance function of an enterprise, resulting in proficiency in complex financial management, capital allocation, and financial reporting processes.
Sales & Marketing	Has experience and expertise developing strategies to grow market share, package and position product offerings, build brand awareness and equity, and enhance enterprise reputation.
M&A	Has had direct responsibility for collaborations and deals, including mergers, acquisitions, divestitures, joint ventures and other partnership.
People Management	Has experience and expertise related to human resource issues such as attracting and retaining talent, succession planning, engagement of employees, and the development and evolution of culture, including the alignment of culture and long-term strategy.
Environmental, Social & Governance (ESG)	Has experience in environmental, social and governance (ESG) issues.

Board of Directors Committees overview

The chart below describes the current composition of the Board of Directors committees. Please note that the composition of these committees will be reviewed and may change following the conclusion of the AGM:

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The Annual General Meeting of Shareholders (the “Meeting”) shall be conducted in conformity with the voting requirements of the Companies Law, and the Company’s Articles of Association.

Each of the items to be voted on the Annual General Meeting will be passed by a simple majority of the votes validly cast, irrespective of the number of common shares present or represented at the Annual General Meeting.

Right to Amend the Content of the Agenda

Pursuant to the Company’s Articles of Association shareholders holding at least five percent (5%) of the Company’s issued share capital may request the adjunction of one or several items to the agenda of the Meeting, provided that the request is accompanied by a justification of or draft resolution(s). Such request and justification of or draft resolution(s) must be received at the Company’s registered office by registered letter (to the attention of the Board of Directors, 37A, avenue J.F. Kennedy L-1855 Luxembourg) or by e-mail (to: gcoffice@globant.com) at the latest on the twenty-second (22nd) day prior to the date of the relevant Meeting, i.e. on April 8, 2025. The request shall be further accompanied by a certificate evidencing the shareholding of such shareholder(s) on the Record Date (as defined below) and the mailing address or e-mail address of the shareholder which the Company may use in order to deliver the acknowledgment of receipt of such request.

Right to Participate in the Meeting

Any shareholder who holds one or more common shares(s) of the Company on March 28, 2025, at 24.00 (midnight) Luxembourg time (the “Record Date”) and registers for the Meeting (please see below section “Procedures for Attending the Meeting, Voting by Proxy and/or Submitting Votes”) and provides the certificate specified below, shall be admitted to the Meeting and may attend the Meeting in person or vote by proxy.

Documents

Documents and information required by law, including, amongst others, copies of the consolidated accounts of the Company for the financial year ended December 31, 2024 and the Company’s annual accounts for the financial year ended December 31, 2024, together with the relevant management reports and audit reports, are made available for an uninterrupted period between the date of the publication of this convening notice and the date of the Meeting, in the investors section on the Company’s website, www.globant.com. They may also be obtained free of charge at the Company’s registered office in Luxembourg. Upon request to gcoffice@globant.com copies of the afore-mentioned documents will be mailed to the shareholders.

Procedures for Attending the Meeting, Voting by Proxy and/or Submitting Votes

All shareholders wishing to participate in person or by voting through a proxyholder in the Meeting shall notify the Company thereof at the latest on April 24, 2025, in writing by mail or by e-mail.

Any shareholder and/or proxy holder participating in the Meeting in person shall carry proof of identity at the Meeting.

Shareholders (whose common shares are held in book-entry form through the operator of a securities settlement system or with a professional depositary or sub-depositary designated by such depositary) should request from their operator or depositary or sub-depositary a certificate certifying the number of common shares recorded in their account on the Record Date.

In addition to the aforementioned notification, to participate and vote in the Meeting, such shareholders (whose common shares are held in book-entry form through the operator of a securities settlement system or with a professional depositary or sub-depositary designated by such depositary) shall submit a copy of the certificate via their custodian bank by mail or by e-mail to the Company at the latest on April 24, 2025, at 24.00 (midnight) Luxembourg Time.

-   Attending the Meeting

If you wish to attend the Meeting you must notify the Company thereof no later than on April 24, 2025. Shareholders need not be present at the Meeting in person, they may appoint a proxyholder. Such appointment shall be made in writing and it shall be notified to the Company no later than 24.00 (midnight) Luxembourg Time on April 24, 2025, at the address indicated below.

In the case of common shares owned by a corporation or any other legal entity, individuals representing such entity who wish to attend the Meeting in person and vote at the Meeting, on behalf of such entity must present evidence of their authority to attend and vote at the Meeting, by means of a proper document (such as a special power-of-attorney) issued by the entity represented. A copy of such power-of-attorney or other proper document should be filed not later than 24.00 (midnight) Luxembourg Time on April 24, 2025, at the address indicated below.

Address for filing powers-of-attorney:

Globant S.A.

37A, Avenue J.F. Kennedy,

L-1855 Luxembourg

R.C.S. Luxembourg B 173727

Attention: Pablo Rojo

Email: gcoffice@globant.com

-   Voting by Ballot Paper.

To vote by ballot paper, holders of common shares (other than through a brokerage account) must complete ballot papers. If you hold your shares in your name directly at the books and records of the Company's transfer agent, Equiniti Trust Company, LLC (“Equiniti”), you must complete a ballot paper in order to vote your common shares. In order for the votes to count, ballot papers must be received by Equiniti at the return address or email indicated on the ballot papers, no later than 24.00 (midnight) Luxembourg Time on April 24, 2025.

-   Submitting Votes through a Broker.

If you hold your shares through a brokerage account, please contact your broker to receive information on how you may vote your shares. In order for the votes to count, votes shall be received by Equiniti before 24.00 (midnight) Luxembourg Time on April 24, 2025.

Yours faithfully,

For the Board of Directors of the Company

/s/ Martin Migoya
Martin Migoya
Title: Chairman of the Board of Directors

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0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ---------------- 14475 GLOBANT S.A. 37A, Avenue J.F. Kennedy, L-1855, Luxembourg RCS Luxembourg: B 173727 The undersigned hereby appoints the Chairman of the General Meeting as proxy, with full power of substitution, to represent and vote as designated on the reverse side, all of the common shares of Globant S.A. (the “Company”) held of record by the undersigned at 24 o’clock Luxembourg Time on March 28, 2025, at the Annual General Meeting of Shareholders to be held at the Company’s registered office on April 30, 2025 and at any adjournments or postponements thereof. This proxy is governed by Luxembourg law. Any disputes arising out of, or in connection with, this proxy shall be submitted exclusively to the courts of the city of Luxembourg, Grand Duchy of Luxembourg. (Continued and to be signed on the reverse side) 1.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GLOBANT S.A. April 30, 2025 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The convening notice and proxy card are available at www.globant.com Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. The undersigned acknowledges receipt of the Convening Notice from the Company in advance of the execution of this proxy. 1. Presentation of the reports of the independent auditor and of the reports of the Board of Directors of the Company on the consolidated accounts for the financial year ended on December 31, 2024 and on the annual accounts of the Company for the financial year ended on December 31, 2024. 2. Approval of the consolidated accounts of the Company prepared under EU IFRS and IFRS as of and for the financial year ended December 31, 2024. 3. Approval of the Company’s annual accounts under LUX GAAP as of and for the financial year ended December 31, 2024. 4. Allocation of results for the financial year ended December 31, 2024. 5. Vote on discharge (quitus) of the members of the Board of Directors for the proper exercise of their mandate during the financial year ended December 31, 2024. 6. Approval of the cash and share based compensation payable to the non-executive members of the Board of Directors for the financial year ending on December 31, 2025. 7. Appointment of PricewaterhouseCoopers, Société coopérative, as independent auditor for the annual accounts and the EU IFRS consolidated accounts of the Company for the financial year ending on December 31, 2025. 8. Appointment of Price Waterhouse & Co. S.R.L. as independent auditor for the IFRS consoli- dated accounts of the Company for the financial year ending on December 31, 2025. 9. Re-appointment of Mrs. Maria Pinelli as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2028. 10. Re-appointment of Ms. Andrea Mayumi Petroni Merhy as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2028. 11. Re-appointment of Mr. Francisco Álvarez-Demalde as member of the Board of Directors for a term ending on the date of the Annual General Meeting of Shareholders of the Company to be held in 2028. If amendments or new resolutions are presented at the General Meeting, I irrevocably give the Chairman of the General Meeting the power to vote in my name and as he or she deems fit unless I mark the box below: I abstain: THE BOARD OF DIRECTORS (OR THE RELEVANT BOARD COMMITTEE) RECOMMENDS A VOTE “FOR” RESOLUTIONS 2-11 OF THE ANNUAL GENERAL MEETING PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE OR BY E-MAIL. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. ------------------ ---------------- 043025 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access. FOR AGAINST ABSTAIN MARK “X” HERE IF YOU PLAN TO ATTEND THE GENERAL MEETINGS. E-MAIL - Completed proxy cards may be sent via email as a PDF attachment to Equiniti Trust Company, LLC at the following email addresses: proxy@equiniti.com and admin3@equiniti.com. Please be sure to send your completed proxy card via PDF to both of the email addresses provided and to use the subject line: “Globant Proxy Card”. MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. IN PERSON - You may vote your shares in person by attending the General Meeting. (Option available only until 24 o’clock Luxembourg Time on April 24, 2025) NO VOTE REQUIRED RESOLUTIONS OF THE ANNUAL GENERAL MEETING: